Exhibit 21.1

Subsidiaries of Metastorm Inc.

Proforma Corporation, incorporated under the laws of Maryland

Metastorm UK Ltd., organized under the laws of England and Wales

Sysgenics Ltd., organized under the laws of England and Wales

Metastorm Ltd., organized under the laws of England and Wales